Exhibit 99.2

AGENCY FEE AGREEMENT

This is an agreement made by and between:

Secure Luggage Solutions Inc. the corporation ("Company")

and     AMF Services Inc. the finder ("Finder").

1.   Stock.     Company seeks a purchaser or purchasers of some of its capital stock from qualified sophisticated investors. Finder represents to Company that he has access to sophisticated investors and believes that he can introduce parties interested in investing in the Company.

2.   Legal Compliance.     In connection with introduction to investors, Finder shall comply with all applicable laws and shall specifically, but not as a limitation thereof, comply with the legal requirements set forth herein. Finder represents and warrants that it has all permits, licenses and registrations required to perform the services hereunder.

3.   Nonexclusive Right.     For a period of 90 days after the date hereof, Finder shall have the non-exclusive right to introduce prospective investors to the Company who are not already known to the Company ("Qualified Investors").

4.   Exclusive Right of Contact.     The exclusive right of contact with all investor introductions remains with AMF Services Inc.

5.   Fee.     In the event that a Qualified Investor is accepted by the Company, and the Qualified Investor closes the purchase of Company stock within three (3) months of the date hereof, then the Company shall pay Finder a finder's fee equal to: 40 % of the dollar amount of securities purchased by the Qualified Investors. The fee shall be paid within 7 days after the closing of the sale of stock to the Qualified Investor. Finder shall notify Qualified Investors that he will receive a finder's fee in the event of the sale of stock to Qualified Investors.

6.   Miscellaneous.     This letter shall be governed by the substantive laws of the State of Delaware without regard to conflict of law principles. This letter constitutes the entire understanding and agreement between the parties hereto and their affiliates with respect to its subject matter and supersede all prior or contemporaneous agreements, representations, warranties and understandings of such parties (whether oral or written). No promise, inducement, representation or agreement, other than as expressly set forth herein, has been made to or by the parties hereto. This letter may be amended only by written agreement, signed by the parties to be bound by the amendment. Evidence shall be inadmissible to show agreement by and between such parties to any term or condition contrary to or in addition to the terms and conditions contained in this letter. This letter shall be construed according to its fair meaning and not strictly for or against either party.

Execution Page

Agreement dated this 15th day of July 2009 between:

Company:      Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona
85816

By: Don Bauer
Title: President

Signature: /s/ Don Bauer

and

Company:      AMF Services Inc,
P.O. Box 3885, Suite 6
Mill Mall, Wickhams Cay 1
Road Town, Tortola
British Virgin Islands

By: Andreas Cyppek
Title: President

Signature:  /s/ Andreas Cyppek